UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Metalink Ltd.

(Name of Issuer)

Ordinary Shares, NIS 1.00 par value per share

(Title of Class of Securities)

M69897110

(CUSIP Number)

Daniel Magen
24 Ha'alia Street
P.O. Box 325
Beit Yitzhak 42920

Israel
+972-52-5715516

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M69897110	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Top Alpha Capital S.M. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 670,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 670,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.90%

CUSIP No. M69897110	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING Daniel Magen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 670,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 670,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.90%

This Statement on Schedule 13D (this "Statement") is being filed with the Securities and Exchange Commission (“SEC”) by Top Alpha Capital S.M. Ltd. ("Top Alpha") and Daniel Magen (together, the "Reporting Persons") with respect to the ordinary shares, NIS 1.00 par value per share (the "Shares"), of Metalink Ltd., a company organized under the laws of Israel (the "Issuer"). The Reporting Persons have previously filed a Schedule 13G (as amended from time to time) with respect to the Shares, and are hereby reporting their beneficial ownership of the Shares on this Schedule 13D.

Item 1.  Security and Issuer.

The class of securities to which this Statement on Schedule 13D relates is the Shares of the Issuer.

The address of the principal executive offices of the Issuer is c/o Fahn Kanne, Derech Menachem Begin 23, Tel Aviv 66183, Israel.

Item 2.  Identity and Background.

(a)-(c) Top Alpha, a company organized under the laws of Israel, is engaged in investments. It is wholly owned (100%) by Mr. Magen, who also serves as its sole director and executive officer. Mr. Magen, a certified accountant, is a financial investor and businessman.

The Reporting Persons' business address is 24 Ha'alia Street, P.O.Box 325, Beit Yitzhak 42920, Israel.

(d) None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are Israeli citizens.

Item 3.  Source or Amount of Funds or Other Consideration.

All of the 670,000 Shares reported in this Statement were acquired by Top Alpha in the past two years by using its own working capital. The aggregate purchase price for such 670,000 Shares was approximately $602,500.

Item 4.  Purpose of Transaction.

The Shares acquired by the Reporting Persons were acquired for investment purposes. The Reporting Persons intend to review their investment in the Issuer continually. Depending on the results of such review and other factors that the Reporting Persons deem relevant to an investment in the Issuer, the Reporting Persons may acquire additional Shares, or sell all or any portion of the Shares owned by them, in open market or negotiated transactions at prices and terms acceptable to the Reporting Persons. As part of their investment review, the Reporting Persons have discussed, and intend to continue doing so in the future, with Issuer management the Issuer’s cash balance and the advisability of a distribution to shareholders. The Reporting Persons may seek to discuss other topics in the future, including but not limited to the Issuer's board composition and strategic alternatives that may be available to the Issuer.

Except as may be provided otherwise herein, none of the Reporting Persons, presently have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure, (vi) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above. However, due to changing circumstances, the Reporting Persons may in the future elect otherwise and reserve their right to effectuate any and all changes which they deem in furtherance of the best interests of the Issuer.

Item 5.  Interest in Securities of the Issuer.

The information given herein below is based on 2,690,857 Shares outstanding as of November 2, 2014, as reported by the Issuer in its proxy statement, filed as exhibit 99.2 to the Issuer's Current Report on Form 6-K filed with the SEC on November 17, 2014.

(a), (b) The Reporting Persons beneficially own, and share the power to vote or to direct the vote, and share the power to dispose or direct the disposition of, 670,000 Shares (all of which are held by Top Alpha), representing approximately 24.90% of the issued and outstanding Shares of the Issuer.

(c) Except as described in the following table, none of the Reporting Persons has effected any transactions in the Shares in the past 60 days.

Reporting Person	Date of Transaction	Number of Shares	Price Per Share ($US)	Type of Transaction
Top Alpha	01/23/2015	25,286	1.003698	Open market purchase
Top Alpha	01/13/2015	23,864	1.0064214	Open market purchase
Top Alpha	01/08/2015	850	0.703556	Open market purchase
Top Alpha	01/07/2015	19,635	1.003703	Open market purchase
Top Alpha	01/06/2015	15,345	1.003703	Open market purchase
Top Alpha	12/29/2014	20	1.017713	Open market purchase
Top Alpha	12/24/2014	15,163	1.003694	Open market purchase
Top Alpha	12/23/2014	20,000	1.003696	Open market purchase
Top Alpha	12/22/2014	15,000	1.003694	Open market purchase
Top Alpha	12/19/2014	101	0.9624752	Open market purchase
Top Alpha	12/18/2014	251	0.993506	Open market purchase
Top Alpha	12/16/2014	15,190	1.0036939	Open market purchase
Top Alpha	12/15/2014	884	1.003703	Open market purchase
Top Alpha	11/26/2014	50	1.01171	Open market purchase

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2015

Top Alpha Capital S.M Ltd. By: /s/ Daniel Magen Name: Daniel Magen Title: CEO /s/ Daniel Magen Daniel Magen